SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934


                    Emerging Markets Telecommunications Fund
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                                (Name of Issuer)

                                  Capital Stock
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                         (Title of Class of Securities)

                                    290890102
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                                 (CUSIP Number)

                           Lazard Asset Management LLC
                              Attn: Brian D. Simon
                    30 Rockefeller Plaza, New York, NY 10112
                                 (212) 632-1890

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)
                           --------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be
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CUSIP NO.      290890102              SCHEDULE 13D           PAGE 2 OF 7 PAGES
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deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






















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CUSIP NO.      290890102              SCHEDULE 13D           PAGE 3 OF 7 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Lazard Asset Management LLC   05-0530199
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                1,825,645
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    N/A
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,825,645
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                N/A
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,825,645
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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.15%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      290890102                SCHEDULE 13D         PAGE 4 OF 7 PAGES
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Item 1.           SECURITY AND ISSUER

        This statement relates to the shares of Emerging Markets
Telecommunications Fund (the "Company"), par value $0.01. The Company's principal executive office of the Issuer is located at 466 Lexington Avenue, New York, NY 10017.

ITEM 2.           IDENTITY AND BACKGROUND

        (a) This statement is filed by Lazard Asset Management LLC ("LAM").

        (b) The principal business address of LAM is 30 Rockefeller Plaza, New York, NY 10112.

        (c) LAM and its affiliates provide investment management services to institutional and private client accounts with assets totaling $77.6 billion as of December 31, 2005

        (d) During the last five years, neither Lazard Asset Management LLC, nor any of its respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, neither Lazard Asset Management LLC, nor any of its respective officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding and violation with respect to such laws.

        (f) All the executive officers and directors of Lazard Asset Management LCC are citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


All shares were purchased in the open market using client assets under management. No leverage or loans were used in the acquisitions.


ITEM 4.           PURPOSE OF TRANSACTION.

        The acquisition of the securities referred to herein is for investment purposes. Lazard Asset Management LLC is filing this Schedule 13D because it holds more than 20% of the Emerging Markets Telecommunications Fund. Lazard Asset Management LLC may make further purchases of shares of stock from time to time and may dispose of any or all of the shares of stock held by it at any time.

            Lazard Asset Management LLC has no present plans or intentions which relate to or would result in any of the matters set forth in subparagraphs
(b)-(j) of Item 4 of Schedule 13D.


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CUSIP NO.      629519109             SCHEDULE 13D             PAGE 5 OF 7 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Lazard Asset Management LLC owns an aggregate of 1,825,645 shares, or approximately 21.15% of the total and outstanding shares of the issuer. The aggregate percentage of shares reported is based upon 8,629,001 shares outstanding.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as otherwise set forth herein, no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between LAM and any person or entity.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

None




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CUSIP NO.    290890102                SCHEDULE 13D            PAGE 6 OF 7 PAGES
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                                      SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:




                                  By:  /s/  Brian D. Simon
                                       ______________________________
                                       Name:
                                       Title: Director of Legal Affairs







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CUSIP NO.      629519109             SCHEDULE 13D             PAGE 7 OF 7 PAGES
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                                   SCHEDULE A
          TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE
                                  PAST 60 DAYS



 Date of Transaction          Shares Purchased (Sold)           Price Per Share
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       04/03/06                        9,300                        12.88
       04/04/06                       11,700                        13.01
       04/05/06                       11,500                        13.15
       04/06/06                       15,800                        13.16
       04/06/06                       (4,100)                       13.09
       04/07/06                       16,600                        13.10
       04/10/06                       14,400                        13.13
       05/02/06                       171,200                       14.29
       05/03/06                       50,000                        14.53
       05/04/06                       (2,300)                       14.55
       05/22/06                        6,700                        12.28
       05/24/06                       13,700                        12.53
       05/30/06                       22,100                        12.53